[Letterhead of Qatar Telecom (Qtel) Q.S.C]

Jakarta, 23 June 2008

To:
PT Indosat Tbk
Jl. Merdeka Barat No.21
Jakarta 10110

Up: Board of Directors

Subject : **Information in relation to Bapepam Regulation No. IX.H.1**

Dear Sirs,

We refer to Bapepam Regulation No. IX.H.1 as attached to the Bapepam Chairman's Decree No Kep-05/PM/2002, dated 3 April 2002 regarding the take over of a public company. Qatar Telecom (Qtel) Q.S.C ("Qtel"), a company incorporated under the law of Qatar with registered office in Doha, Qatar, wishes to inform you as follows:

1. As conveyed in our previous notice dated 8 June 2008 and the announcement published at *Koran Tempo* dated 8 June 2008, on 6 June 2008 Qtel has entered into a "Share Purchase Agreement" ("SPA") with STT Communications Ltd, a company incorporated under the law of Singapore, with respect to the acquisition by Qtel of Indonesia Communications Limited ("ICLM") and Indonesia Communications Pte. Ltd. ("ICLS"), which hold a combined 40.81% interest in PT Indosat Tbk ("Indosat").

2. Further to the above, we wish to inform you that the Parties to the SPA were in a position to complete the transaction before the scheduled closing date of 26 June 2008 and therefore the transaction was closed on 22 June 2008. Thus, legal ownership of the shares of ICLM and ICLS was transferred to Qtel as of 22 June 2008.

3. With respect to the acquisition, Qtel intends to comply with applicable Indonesian rules and regulations in Indonesia, including the tender offer rules on as stipulated under Bapepam Regulation No. IX.H.1 jo. Bapepam Regulation No. IX.F.1 as attached to the Bapepam Chairman's Decree No. Kep 04/PM/2002 dated 3 April 2002 on Tender Offer, as amended from time to time.

This announcement letter is made in compliance with the requirement as stipulated under Regulation IX.H.1.

Sincerely,
Qatar Telecom (Qtel) QSC

Michael Hancock
General Counsel

QATAR TELECOM (QTEL) COMPLETES ACQUISITION OF 40.8% INTEREST IN PT INDOSAT TBK FROM ASIA MOBILE HOLDINGS PTE LTD AND STT COMMUNICATIONS LTD

Qatar, June 22, 2008 – Qatar Telecom (Qtel) Q.S.C. ("Qtel") today announced that it has completed its acquisition of Indonesia Communications Limited ("ICLM") and Indonesia Communications Pte. Ltd. ("ICLS"), which hold a combined 40.8% interest in PT Indosat Tbk ("Indosat"). Pursuant to the previously announced share purchase agreement with STT Communications Ltd, legal ownership of the shares of ICLM and ICLS was transferred from Asia Mobile Holding Pte Ltd to Qtel today upon the closing of the acquisition.

Based on Qtel's interpretation of Indonesia's mandatory tender offer rules, Qtel believes that it may be required to commence a tender offer to acquire the outstanding shares of Indosat (including the shares represented by American Depositary Shares) that are not owned by Qtel. Qtel is currently in discussions with the Indonesian Capital Market and Financial Institution Supervisory Board ("Bapepam-LK") regarding the application of Indonesia's mandatory tender offer rules on Qtel. Qtel intends to announce its plans with respect to any tender offer for Indosat shares based on the outcome of such discussions with Bapepam-LK and intends to comply with applicable Indonesian rules and regulations.

About Qtel

Qatar Telecom ("Qtel") is a telecommunications service provider licensed by the Supreme Council of Information and Communication Technology ("ictQATAR") to provide both fixed and mobile telecommunications services in the state of Qatar. Over the past 24 months, The Qtel Group has expanded its geographic footprint from 2 to 16 countries in the Middle East, the Indian Subcontinent and Asia Pacific, and is committed to expansion in line with the company's strategic vision of becoming a global top-20 telecommunications provider by the year 2020.

Forward-looking Statements

Statements contained in this press release that are not historical facts may be "forward-looking" statements. To identify these forward-looking statements look for words like "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "projects," "estimates" or "anticipates" and similar words and phrases. These, and all forward-looking statements, are based on current expectations and necessarily are subject to risks and uncertainties which would cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, our ability to achieve our objectives and to maintain quality, resilience and service support. We caution readers not to rely on forward-looking statements, and we disclaim any intent or obligation to update these forward-looking statements.

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares ("ADSs") of Indosat. At the time of commencement of any tender offer by Qtel for the shares or ADSs of Indosat, Qtel will file an announcement and a tender offer statement with Bapepam-LK and the U.S. Securities and Exchange Commission (SEC) with respect to the tender offer. U.S. holders of Indosat shares and holders of ADSs are strongly advised to read the tender offer statement and other relevant documents regarding the tender offer filed with the SEC when they become available because they will contain important information. U.S. holders of Indosat shares and holders of ADSs will be able to review these documents when they become available free of charge at the SEC's website (http://www.sec.gov).

Press Contacts

For Qtel
Adel Al Mutawa
+974 44 00 838
amutawa@qtel.com.qa

Indonesia PR
Rizal Maris
+6281 6813739
rizal.maris@inkemaris.com